DYNATEM

2002 Annual Report

CORPORATE STRATEGY

To provide complete, realtime/embedded "complete computer solutions" for Original Equipment Manufacturers and Government Agencies

Dynatem will utilize partnerships with other hardware and software suppliers to assure that we have available all the elements of a "complete solution" for our customers.

In addition, despite the rapid technical changes which occur in the Personal Computer world, the Company's designs will be able to be produced for the expected lifetimes required by our industrial and military customers.

Dynatem will utilize "World Class" assemblers to build its products. It will focus internally on product definition, engineering design, product configuration and testing, and, especially, applications assistance for our customers.

TABLE OF CONTENTS

DYNATEM

Dear Shareholders,

Our fiscal year that ended on May 31st, 2002 represented a period during which there were many challenges to our economy. Cutbacks in telecommunications, semiconductor manufacturing, and reduced investment in information technologies, took their toll in the embedded computer industry. Many of our competitors saw large decreases in revenues and profits. In a year during which many in our industry were forced to cut back on new project development and marketing, Dynatem was able to put increased emphasis into new product development and long-term marketing. During a period in which our industry saw some highly publicized program cancellations, Dynatem saw some important long term programs move into the production phase.

A year ago, we reported revenue growth of approximately 68% from the prior year. The revenue for FY2002 is down slightly from FY2001 (from $3,228,639. to $2,915,797). Although the revenue is down, our bookings increased by about $600,000 from the previous year giving us a sales backlog moving into FY 2003 $507,000 higher than we had a year ago.

In fiscal year 2001 we had a record 14.8% net profits. During the past twelve months we've invested those profits to increase our presence in the embedded board level markets. We did this by producing and mailing 20,000 product catalogs, by increasing our print advertising, and by moving ahead with development of four innovative new products based upon the latest generation of Intel processors. We expect to be in production with two important new products in the 2nd quarter FY 2003, followed by additional offerings later in the year. In order to increase our output of new products, we have expanded our engineering resources.

Another area of focus this year was quality management. Since the largest portion of our revenue is derived from sales to military programs, a concerted effort was made to improve our quality to the highest military standards. With the goal of ISO-9001 compliance, resources have been allocated for better product testing, training, and documentation of quality procedures.

Every period of market turbulence represents many challenges but also many opportunities. There will continue to be changes in the embedded board level markets over the coming months. The conventional wisdom changes almost weekly with regard to new directions in technology. We believe that those who succeed in the future within our industry will be those who react the fastest to change, and those who listen to the greatest source of marketing wisdom, the customer.

Thank you for your continued support,

Mike Horan
President and Chief Executive Officer

23263 Madero, Suite C ◦ Mission Viejo, CA 92691 ◦ (949) 855-3235 ◦ FAX (949) 770-3481

This report contains forward-looking statements that relate to future events or future financial performance. These statements, which may be identified by term such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "forecasts," "potential," or "continue," or the negative of such terms and other comparable technology, only reflect management's expectations. Actual events or results may differ materially, as a result of competitive products and pricing, new product introductions, developing technologies and general economic conditions affecting the Company and its customers, as more fully discussed below and in "Management's Discussion and Analysis or Plan of Operation."

THE COMPANY

Dynatem, Inc. (the "Company" or "Dynatem") was incorporated on May 15, 1981, under the laws of the State of California. It was organized to design, manufacture and market microcomputers and microcomputer-based systems and software for industrial applications such as factory automation, sensor monitoring, process control, robots, data acquisition, networking and displays. The Company commenced manufacturing and marketing operations in May 1981 and has conducted such operations continuously from such date. As part of such operations, the Company was, until October 1984, an authorized dealer of certain modular board level computer products manufactured by Rockwell International Corporation. In October 1984, the Company entered into an agreement with Rockwell pursuant to which the Company was licensed to manufacture these products.

The Company currently designs, manufactures, distributes and markets more than 250 products or product variations including microcomputers, microcomputer systems, microcomputer modules, software and peripherals and markets such products and other licensed products individually or as components of a system.

In 1987, the Company began concentrating its design efforts to develop a range of products compatible with the VMEbus (see below). In order to further expand the product offering, Dynatem entered into agreements to resell the VMEbus products of other vendors that were complimentary to the Company's products. This allowed the Company to easily integrate complete embedded systems. In 1996, the Company began concentrating most of its design effort in the development of VMEbus systems based on the x86 family of processors. The Company was able to combine the broad range of relatively inexpensive components and software found in desktop PC- compatible systems with the high performance, flexibility and stability of the VMEbus. To accompany the new x86 hardware, it has been equally important for the Company to develop software drivers that could enable popular desktop operating systems to operate across the VMEbus. In fact, the ability to run Windows NT in VMEbus systems has been one of the major appeals of this product. In this way, embedded system designers can combine user-friendly Windows NT, with its huge range of software applications, on the same backplane with dedicated high-speed real-time operating systems. More recently, the interest in Linux systems has also added to the market appeal of these products.

One new area of design effort has been the integration of expansion cards compatible with the PMC (PCI Mezzanine Card) standard. This enables adding functionality to VMEbus x86 processor boards by expansion via the local PCI bus.

Another new area of design activity has been based upon the Compact PCI Bus. These products have a similar form factor to the VMEbus but use the PCI bus as the basis for the interface between modules. This is a simpler and less expensive design than the VMEbus-based products, and from a design and support point of view is a subset of the Pentium-based VMEbus products. The Compact PCI Bus' popularity is based upon its simplicity, high bandwidth and reliability and relatively low cost. Its simplicity and low cost are due to its reliance on architectures and components found in the desktop world.

Market

The Company markets its products on a worldwide basis and its customers include many Fortune 100 corporations. Included among the export markets are the United Kingdom, Germany, Japan and Mexico.

For the last two fiscal years the export net sales and the percentage to total net sales were:

Year	Amount	% of Total Net Sales
2002	$251,574	9%
2001	$375,315	12%

Products

The Company's products generally consist of modular single board microcomputers known as Central Processing Unit (CPU) boards, peripheral systems and software. The products are intended for use by manufacturing companies seeking to increase efficiency and productivity through factory automation, sensor monitoring, process control and other electronic implementations. The military services use Dynatem products for a number of applications including navigation, control of systems and rapid handling of data. The Company provides warranties ranging from 90 days to one year on all products sold.

VME. The Company's principal product group is based on the VMEbus specification. These products are used as embedded controllers for telecommunications, industrial controls, robotics, aerospace, and a wide variety of military applications.

In 1996, the Company established a distributor relationship with a German VMEbus manufacturer, Microsys Electronics GmbH ("Microsys"). The products manufactured by Microsys are consistently compatible with the Company's product line because, like the Company's VMEbus products, the Microsys products are relatively low in power consumption and well suited to extended temperature range systems.

The addition of the Microsys line to the Dynatem line has had the effect of augmenting the Dynatem range of products. It has also increased the range of hardware to meet virtually every customer's system requirements in connection with the products designed and manufactured by the Company. This is extremely important because customers prefer buying all of the modules in their system from one vendor who takes responsibility for guaranteeing that all modules function well together.

New offerings from Microsys include VMEbus and Compact PCI designs based upon Motorola's Power PC family of processors.

Among new products offered, the Company is selling Pentium III based Compact PCI modules and very small stand-alone PCs for embedded applications. The embedded PC is excellent for situations where Original Equipment Manufacturers (OEMs) need full PC functionality with the complexity of the VMEbus or even the Compact PCI bus.

Over the past three years, the Company has continued to develop new low cost versions of its D360 board for use in higher volume traffic and OEM applications. The D2070 traffic controller, based on the 68360 processor, has been designed into traffic controllers on a few large programs.

Software. The Company offers to its customers software drivers that it has developed, and software which the Company purchases from other suppliers. The Company believes that there are alternative sources of supply for such software. Since all of the modules offered are part of highly integrated real-time systems, it is essential that all boards work well together. For this reason, the Company is required to provide drivers for all the board level products, enabling them to run any of the standard real-time operating systems. The Company therefore distributes, sells and supports real-time operating systems that have been modified to work with the Dynatem products. This is a value-added service, which ties the Company more closely to its customer base.

Operations

The Company's products are manufactured either at the Company's facility in Mission Viejo, California, or by outside assembly contractors. They are produced from the Company's designs using standard, semi-custom and custom components such as multi-layer circuit boards.

Most of the devices and components used in the Company's products are available from several sources. Although no assurance can be given as to the future, the Company believes that the loss of one or more of its current suppliers would not have a material adverse effect upon its business.

Marketing

The Company's marketing and sales department consists of marketing, sales, customer service, engineering and engineering application support. The Company has in recent years continued the use of advertising in major trade publications, coupling it with wide distribution of marketing brochures. In addition, the Company participates in regional trade shows during the year throughout the United States and Canada.

There are over 200 VMEbus and CompactPCI vendors worldwide. Depending on the application, at least one or more of these companies are in direct competition with Dynatem. Details of unique characteristics of the Company's offerings are more fully described in "Products" above.

Marketing of the Company's products is accomplished through direct marketing and telemarketing efforts. Direct marketing efforts include responding to inquiries generated through press releases, trade publications, advertising, current customer lists and other similar leads. Telemarketing is utilized to inform current and potential customers of new products and technical product changes, as well as allow the Company to evaluate the market and customer needs. Implementation of a World Wide Web site (www.dynatem.com) has been accomplished over the past few years. It has become an effective means of attracting new customers throughout the world. It has also become an excellent product and technical reference for existing and potential customers.

Research and Development

The Company believes that its future growth greatly depends on its ability to be an innovator in the development and application of new and existing hardware and software technology. Expenditures for Company-sponsored research and development for the fiscal years ended May 31, 2002 and 2001, were $308,775 and $243,192, respectively. Increases in R&D expenditures reflect the increased emphasis on new product development and additional engineering staff.

In the last fiscal year, the Company introduced a CPU board product to replace and surpass the DRC1, the Company's Pentium II based VMEbus single-board computer. A companion product, the CPC2, was also introduced for the Compact PCI market. This product also utilizes the features of the DPC2 such as a faster processor (Pentium III), more memory and large I/O capability.

Two important new VME processor modules will be introduced in the 2nd quarter of the 2003 fiscal year. The first will be the highest performance X86 family processor board ever introduced on the VMEbus, using the most advanced Intel architecture. The second board is a Pentium III VMEbus CPU board targeted to the OEM who needs the most configuration flexibility at the lowest price. Both of these products will also be offered in CompactPCI versions. In combination with the DPC2 and CPC2 introduced last year, Dynatem will have a full range of embedded processor boards compatible with the X86 processor family.

Integration and support efforts continue, resulting in several important design-ins based on a combination of Dynatem and/or Microsys CPU cards, PMC support cards, third-party software and the Company's software.

Employees

At present the Company employs 17 people in sales, engineering, financial and manufacturing departments. Neither the Company nor its employees are parties to a collective bargaining agreement. The Company believes that its employee relations are very good.

Competition

Competition within the industry is based primarily upon product line breadth, product performance, price and customer service. The Company competes with over 200 manufacturers of VMEbus and CompactPCI products in North America and Europe. The Company believes it has a marketing advantage based upon its ability to offer a "one-stop-shop" approach, which provides full system integration not always provided by the Company's competitors. As part of this approach, the Company provides high quality products, competitive pricing, and technical support, which includes, when needed, customization, special products and/or writing of special software programs. In addition, the Company provides customers with most products required for specific applications including, but not limited to, special power supplies, special enclosures, cables and other requisite hardware. This approach is not customary with larger competitors who would normally limit themselves to sales of standard products. However, most of these manufacturers have certain other competitive advantages over the Company, including greater financial and technological resources, earlier access to customers, established client service programs and client loyalty.

Market for Common Equity and Related Stockholder Matters.

There is a limited trading market for the Company's Common Stock. Set forth below is the high and low sale price of the Company's Common Stock for the periods indicated, as reported by "The Pink Sheets" weekly OTC Market Report. This report lists the firms who make a market in the Common Stock. The OTC Report presents inter-dealer sales without adjustment for retail mark-up, markdown or commissions. Trading in the Company's Common Stock is limited in volume and may not be a reliable indicator of its market value.

	Fiscal Years Ended May 31,			
	2002		2001	
	High	Low	High	Low
First Quarter	2.0000	0.8000	0.7500	0.6250
Second Quarter	2.0000	1.8000	1.0000	0.6875
Third Quarter	1.9000	1.5000	0.6875	0.6875
Fourth Quarter	2.0000	1.1500	1.0000	0.6500

As of August 1, 2002, there were approximately 203 shareholders reported to the Company by Continental Stock Transfer and Trust Company, the Company's Transfer Agent, and ADP Investor Communications Services, the firm which handles communications with shareholders holding stock in street name.

The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to continue this policy for the foreseeable future. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

The following table sets forth as of May 31, 2002, information on the Company's equity Compensation plans in effect as of that date:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	278,850	$0.29	35,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1) Net of 86,150 options exercised during fiscal 2002.

Management's Discussion and Analysis or Plan of Operation.

Results of Operations

Net sales for the Company's fiscal year ended May 31, 2002 decreased 9.7% to $2,915,797 as compared to net sales of $3,228,639 in fiscal year 2001. The decrease in total net sales is attributed to delayed shipment of approximately $432,000. This is principally the result of longer than anticipated approvals of special boards by the customers. As of August 1, 2002, the approvals have been received and shipments of the delayed products has begun and will be completed during the first and second quarters of fiscal year 2003. Export sales amounted to $251,574, representing 9 % of the total net sales for the fiscal year ended May 31, 2002.

Gross profit as a percentage of sales increased from 44% in fiscal year 2001 to 46% in the fiscal year ended May 31, 2002, reflecting the continued growth of sales of Dynatem designed single-board computer products which contribute to higher margins.

Selling, general and administrative expenses were $848,823 for fiscal year 2002 compared to $698,053 for fiscal year 2001, a 22 % increase. The increase was principally the result of adding new staff to cope with the increased level of business and providing more competitive salaries, wages and benefits to assist in retaining personnel.

Research and development costs were $308,775 in fiscal year 2002 compared to $243,192 in fiscal year 2001, a 27% increase. The increase is attributable to development of new single-board computer products utilizing advanced microprocessor technology, based on recommendations from our customers. These units include the DMC1 and DPC4 product lines and are planned for introduction in the second quarter of fiscal 2003. The Company added engineering capability in order to optimize the scheduling and completion of its new products, to design integrated computer solutions for its customers and to design more cost competitive product alternatives.

At May 31, 2002, the Company does not expect to pay significant income taxes due to its utilization of net operating loss carry forwards and tax credits, which will expire on various dates through the year 2019.

Net income in fiscal year 2002 and 2001 was $207,482 and $477,687, respectively. The decrease in net income was primarily due to the factors mentioned above.

Liquidity and Capital Resources

As of May 31, 2002, the Company's working capital was $1,509,008 and its current ratio was 5.47 to 1. Management believes that the Company's existing working capital and cash flows from operations will be sufficient to meet its working capital needs during fiscal year 2003. The Company has arranged for a line of credit of $500,000 with its bank and may consider other sources of capital should the need arise.

Future Trends

The Company continues to launch new products of its own design and expects significant growth in sales of Microsys products over the next year.

Relationships with system integrators who are reselling Company products, have already created some potentially good opportunities. These new sales channels are expected to expand over the next year.

The Company's PC-compatible VMEbus module has been designed into several fairly large, long-term programs, and it is being well received by the VMEbus market. New product introductions this year are expected to enable the Company to win a larger percentage of new programs. CompactPCI versions of these products should enable the Company to become a larger player in the CompactPCI market. The Company has put great effort into being first to the market with error-free versions of several popular real-time operating systems. As the PC-compatible market changes, the Company will, in a timely manner, attempt to achieve market leadership by offering new products based upon the latest PC-compatible technology.

The Company will continue to take advantage of local contract manufacturing facilities utilizing the most modern techniques of SMT (Surface Mount Technology) and BGA (Ball Grid Array).

Financial Statements.

DYNATEM, INC.

FINANCIAL STATEMENTS

MAY 31, 2002 and 2001

INDEX

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

Squar, Milner, Reehl & Williamson, LLP
Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

To the Board of Directors
Dynatem, Inc.

We have audited the accompanying balance sheet of Dynatem, Inc. (the "Company"), as of May 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynatem, Inc. as of May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Squar Milner Reehl & Williamson, LLP

Squar, Milner, Reehl & Williamson, LLP
Newport Beach, California
July 23, 2002

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

CORBIN & WERTZ

Client Centered Professional Services

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dynatem, Inc.

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Dynatem, Inc. (the "Company") for the year ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Dynatem, Inc. for the year ended May 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Corbin & Wertz

CORBIN & WERTZ

Irvine, California
July 20, 2001

2603 Main Street, Suite 600, Irvine, CA. 92614-4259
TEL: 949.756.2120 • FAX: 949.756.9110

3780 Kilroy Airport Way, Suite 820, Long Beach, CA. 90806-2460
TEL: 562.424.1040 • FAX: 562.981.6445

www.corbinwertz.com

DYNATEM, INC.
BALANCE SHEET
MAY 31, 2002

ASSETS

Current Assets		
Cash and cash equivalents	$	959,042
Accounts receivable, net of allowance for doubtful accounts of approximately $7,500		388,181
Inventories, net		469,632
Prepaid expenses and other current assets		29,500
Total current assets		1,846,355
Property and Equipment, net		38,115
Other Assets		19,624
	$	1,904,094

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	150,040
Accrued expenses		187,307
Total current liabilities		337,347
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value; 50,000,000 shares authorized; 1,496,264 shares issued and outstanding		2,389,085
Accumulated deficit		(822,338)
Total stockholders' equity		1,566,747
	$	1,904,094

See independent auditors' reports and notes to these financial statements.

DYNATEM, INC.
STATEMENTS OF OPERATIONS
For the Years Ended May 31, 2002 and 2001

	2002	2001
NET SALES	$ 2,915,797	$ 3,228,639
COST OF SALES	1,568,706	1,820,140
GROSS PROFIT	1,347,091	1,408,499
OPERATING EXPENSES		
Selling, general and administrative	848,823	698,053
Research and development	308,775	243,192
	1,157,598	941,245
OPERATING INCOME	189,493	467,254
OTHER INCOME		
Interest income	18,789	11,233
INCOME BEFORE PROVISION FOR INCOME TAXES	208,282	478,487
PROVISION FOR INCOME TAXES	800	800
NET INCOME	$ 207,482	$ 477,687
Net income available to common stockholders per share:		
Basic	$ 0.14	$ 0.34
Diluted	$ 0.12	$ 0.31
Weighted average number of common shares outstanding:		
Basic	1,435,627	1,418,400
Diluted	1,710,546	1,530,794

See independent auditors' reports and notes to these financial statements.

DYNATEM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended May 31, 2002 and 2001

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance at June 1, 2000	1,418,400	$ 2,383,385	$ (1,507,507)	$ 875,878
Net income	–	–	477,687	477,687
Balance at May 31, 2001	1,418,400	2,383,385	(1,029,820)	1,353,565
Exercise of stock options	86,150	18,653	–	18,653
Shares surrendered for stock option exercise	(8,286)	(12,953)	–	(12,953)
Net income	–	–	207,482	207,482
Balance at May 31, 2002	1,496,264	$ 2,389,085	$ (822,338)	$ 1,566,747

See independent auditors' reports and notes to these financial statements.

DYNATEM, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended May 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 207,482	$ 477,687
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	17,629	29,444
Allowance for doubtful accounts	(3,000)	500
Changes in operating assets and liabilities:		
Accounts receivable	37,697	(89,205)
Inventories	99,343	(109,541)
Prepaid expenses and other	(2,634)	(4,219)
Accounts payable	(74,077)	14,561
Accrued expenses	(27,766)	143,384
Net cash provided by operating activities	254,674	462,611
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(8,903)	(19,999)
Principal repayments on note receivable	–	2,046
Change in other assets	2,726	(5,078)
Net cash used in investing activities	(6,177)	(23,031)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from the issuance of common stock in connection with the exercise of stock options	5,700	–
Net cash provided by financing activities	5,700	–
NET INCREASE IN CASH	254,197	439,580
CASH AND CASH EQUIVALENTS – beginning of year	704,845	265,265
CASH AND CASH EQUIVALENTS – end of year	$ 959,042	$ 704,845
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 800	$ 800

See independent auditors' reports and notes to these financial statements..

DYNATEM, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended May 31, 2002 and 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Dynatem, Inc. (the "Company") was incorporated in the State of California in May 1981. The Company designs, manufactures, distributes and markets modular single board microcomputers and microcomputer-based systems and software. These systems are used for industrial applications, including factory automation, process control, robotics, data acquisition and networking.

Concentrations of Credit Risks

Cash and cash equivalent balances are maintained at various financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at each institution for up to $100,000. From time to time, the Company maintains cash balances at certain institutions in excess of the FDIC limit. At May 31, 2002, the Company had approximately $340,000 in excess of this limit.

The Company sells products to customers throughout the United States and in several foreign countries. The Company performs periodic credit evaluations of its customers and does not obtain collateral with which to secure its accounts receivable. The Company maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses which management believes are sufficient. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

During fiscal 2002, the Company had sales to two customers, which represented 48% of net sales. During fiscal 2001, the Company had sales to five customers, which represented 63% of net sales. At May 31, 2002, two customers accounted for 73% of accounts receivable. If the relationships between the Company and these customers become altered, the future results of operations and financial condition could be significantly affected. Additionally, during fiscal 2002 and 2001, export sales represented 9% and 12% of net sales, respectively.

Risks and Uncertainties

The Company operates in a highly competitive industry that is subject to intense competition, government regulation and rapid technological change. The Company's operations are subject to significant risks and uncertainties including financial, operational, technological, regulatory and other risks associated with a technology business including the potential risk of business failure.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management are, among others, provisions for losses on accounts receivable, provisions for slow moving and obsolete inventories and estimates for current and deferred taxes. Actual results could materially differ from those estimates.

Cash Equivalents

Cash equivalents consist of highly liquid investments (Certificates of Deposits) with original maturities of 90 days or less. At May 31, 2002, cash equivalent balances totaled approximately $219,000.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined under the average cost method. The Company operates in an industry in which its products are subject to design changes and are manufactured based on customer specifications. Accordingly, should design requirements change significantly or customer orders be canceled or decline, the ultimate net realizable value of such products could be less than the carrying value of such amounts. At May 31, 2002, management believes that inventories are carried at their net realizable value.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, ranging from three to five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Long-Lived Assets

The Company's management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment, if any, is measured based on fair value and is charged to operations in the period in which long-lived asset impairment is determined by management. At May 31, 2002, the Company's management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demands for the Company's service or products will continue which could result in impairment of long-lived assets.

Warranties

The Company provides warranties ranging from ninety days to one year on all products sold. Estimated future warranty obligations related to certain product and services are provided by charges to operations in the period in which the related revenue is recognized. The Company has a warranty reserve of approximately $17,500, which is recorded under accrued expenses in the accompanying balance sheet at May 31, 2002.

Revenue Recognition

Revenues from product sales are recognized at the time the product is shipped.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. Management believes the Company's revenue recognition policies conform to SAB 101.

Research and Development Costs

Research and development costs are expensed as incurred.

Advertising

Advertising costs are expensed as incurred. The advertising costs incurred for the years ended May 31, 2002 and 2001 totaled approximately $55,000 and $9,000, respectively.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

Foreign Currency Transactions

The Company obtains certain products from offshore facilities in Germany. Foreign currency transaction gains or losses are included in cost of sales in the period in which the exchange rate changes or the underlying transaction settles. During fiscal 2002 and 2001, the Company had no foreign currency gains.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). This standard, if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Stock-Based Compensation (continued)

The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirements under SFAS 123, are required to be presented (see Note 5).

In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB 25. FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

Basic and Diluted Earnings Per Common Share

Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") changes the methodology of calculating earnings per common share. Under SFAS 128, basic earnings per common share is computed based on the weighted average number of shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average shares outstanding assuming all dilutive potential common shares were issued (using the treasury stock method, dilutive shares totaled 274,919 and 112,394 as of May 31, 2002 and 2001, respectively) (see Note 8).

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments" requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, receivables, trade payables and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 has not materially impacted the Company's financial position or results of operations as the Company has no items of comprehensive income.

Segments of an Enterprise and Related Information

Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information" changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. SFAS 131 has not materially impacted the Company's financial position or results of operations as the Company currently operates in one segment.

Derivative Instruments

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement was effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS 137 and 138). The adoption of this standard did not have a material impact on the Company's results of operations, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statements No. 141, "*Business Combinations*" ("SFAS 141") and No. 142 "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 supersedes APB Opinion No. 16, "*Business Combinations*" and SFAS No. 38, "*Accounting for Pre-acquisition Contingencies of Purchased Enterprises*". SFAS 141 is effective for fiscal years beginning after June 30, 2001 and requires that all business combinations be accounted for by the purchase method. SFAS 142 supersedes APB Opinion No. 17, "*Intangible Assets*". SFAS 142 is effective for fiscal years beginning after December 15, 2001 and provides that all existing and newly acquired goodwill and intangible assets will no longer be amortized but will be tested for impairment at least annually and written down only when impaired. Management does not believe that the requirements of such pronouncements will have a significant impact on the Company's future financial statements.

Additionally, the Financial Accounting Standards Board has recently issued Statements No. 143, "*Accounting for Asset Retirement Obligations*" ("SFAS 143") and No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 144 supersedes Statement No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*", and addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including accounting for a segment of a business accounted for as a discontinued operation. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not believe that the requirements of such pronouncements will have a significant impact on the Company's future financial statements.

NOTE 2 - INVENTORIES

Inventories consist of the following at May 31, 2002:

Raw materials and component parts	$	230,529
Work-in-process		215,933
Finished goods		23,170
	$	469,632

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at May 31, 2002:

Product tooling	$	253,382
Furniture and fixtures		103,156
Machinery and equipment		1,210
		357,748
Less accumulated depreciation		(319,633)
	$	38,115

During fiscal 2002 and 2001, depreciation expense totaled $17,629 and $14,674, respectively.

NOTE 4 – LINE-OF-CREDIT

The Company has a revolving line-of-credit agreement (the "Line-of-Credit") with a financial institution that permits borrowings of up to $500,000. This Line-of-Credit is secured by substantially all of the assets of the Company and expires on March 18, 2003. Interest on the borrowings is paid monthly at varying interest rates based on the Lender's prime rate (4.75% at May 31, 2002) plus 2%. There were no borrowings outstanding as of May 31, 2002.

NOTE 5 - STOCKHOLDERS' EQUITY

Common Stock

During fiscal 2002, the Company issued 77,864 shares of common stock (net of 8,286 shares of common stock redeemed) for the exercise of stock options. Pursuant to the exercise, certain stockholders redeemed 8,286 shares of common stock with a market value of $12,953 (estimated by the Company based on the closing market price on the date of exercise) for the exercise of options to purchase 61,150 shares of common stock. In addition, the Company issued 25,000 shares of common stock for $5,700 in cash for the exercise of stock options.

Options

On August 31, 1993, the Company's Board of Directors adopted, and the shareholders approved, the Dynatem, Inc. 1993 Stock Option Plan ("1993 Plan"), which provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and for the grant of nonqualified stock options. In connection with the 1993 Plan, 200,000 shares of the Company's common stock have been reserved for issuance upon the exercise of options to be granted.

NOTE 5 - STOCKHOLDERS' EQUITY (continued)

Options (continued)

On October 7, 1998, the Company's Board of Directors adopted, and the shareholders approved, the 1998 Stock Option Plan of Dynatem, Inc. ("1998 Plan"). 200,000 shares of the Company's common stock have been reserved for issuance upon the exercise of options to be granted under the 1998 Plan.

The following represents a summary of the stock options outstanding at May 31, 2002 and 2001 and the changes during the years then ended:

	Year Ended May 31,			
	2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	365,000	$ 0.27	345,000	$ 0.25
Granted	-	-	20,000	0.80
Exercised	(86,150)	(0.22)	-	-
Cancelled/Forfeited	-	-	-	-
Outstanding, end of year	278,850	$ 0.29	365,000	$ 0.27
Exercisable, end of year	278,850	$ 0.29	365,000	$ 0.27
Weighted average fair value of options granted		$ -		$ 0.80

All of the options outstanding at May 31, 2002 have exercise prices between $0.20 and $0.80 and a weighted average remaining contractual life of 5.2 years.

All of the options issued for fiscal year 2001 were issued to employees and had exercise prices approximating the fair market value of the Company's common stock on the dates of grant; therefore, no compensation expense was recognized under APB 25 for the granting of these options.

As of May 31, 2002, 143,850 and 135,000 options (net of 56,150 and 30,000 options exercised, respectively) have been granted by the Company and are outstanding under the 1998 Plan and the 1993 Plan, respectively.

NOTE 5 - STOCKHOLDERS' EQUITY (continued)

Pro Forma Stock Option Information

Pro forma information regarding net income is required by SFAS 123 and is determined as if the Company had accounted for its employee stock options under the fair value method pursuant to SFAS 123, rather than the method pursuant to APB 25 as discussed in Note 1. The fair value of these options is estimated at the date of grant based on the Black-Scholes options pricing model (the "Model") with the following assumptions for the year ended May 31, 2001: risk free interest rate of 5.39%; expected dividend yield of 0%; expected life of the options of 5 years; and volatility factor of the expected market price of the Company's common stock of 297%. No options were granted in fiscal 2002.

The Model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Model requires the input of highly subjective assumptions including the expected stock price volatility. The Company's employee stock options have characteristics significantly different from those of traded options; changes in the subjective input assumptions can materially affect the fair value estimate.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. Adjustments are made for options forfeited prior to vesting. The effect on compensation expense and net income had compensation cost for the Company's stock option issuances been determined based on fair value on the date of grant consistent with the provisions of SFAS 123 is as follows for the years ended May 31:

	2002	2001
Net income, as reported	$ 207,482	$ 477,687
Additional compensation expense under SFAS 123	-	(16,000)
Pro forma net income	$ 207,482	$ 461,687
Net income per share, as reported:		
Basic	$ 0.14	$ 0.34
Diluted	$ 0.12	$ 0.31
Pro forma net income per share:		
Basic	$ 0.14	$ 0.33
Diluted	$ 0.12	$ 0.30

NOTE 6 - INCOME TAXES

During both fiscal 2002 and 2001, the provision for taxes consists of the following:

	Federal	State	Total
Current	$ -	$ 800	$ 800
Deferred	-	-	-
	$ -	$ 800	$ 800

During fiscal 2002 and 2001, the provision for taxes differs from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before provision for taxes as a result of the following:

	2002	2001
Computed "expected" tax expense	$ 71,000	$ 162,700
Addition to (reduction) in income taxes resulting from:		
State income taxes, net of federal benefit	15,000	27,900
Change in valuation allowance	(86,000)	(190,400)
Other	800	600
	$ 800	$ 800

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at May 31, 2002 are presented below:

Deferred tax assets:	
Net operating loss carry forwards	$ 330,000
Research and development credit carry forwards	200,000
Other	16,000
	546,000
Less valuation allowance	(546,000)
Net deferred tax assets	$ -

NOTE 6 - INCOME TAXES (continued)

At May 31, 2002, the Company had federal net operating loss carry forwards of approximately $970,000, which, if not utilized to offset future taxable income, will expire in various years through 2019.

At May 31, 2002, the Company had unused federal and California research and development credits of approximately $165,000 and $35,000, respectively, which, if not used, will expire in various years through 2017.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into a non-cancelable operating lease agreement for its corporate and manufacturing facility. In addition to monthly lease payments for the facility, the Company is required to pay utilities and certain insurance and maintenance costs. The lease provides for annual rental increases and a five-year renewal option based on certain terms and conditions. The lease expires in fiscal 2006.

Future annual minimum lease payments under this lease are as follows:

Years Ending May 31;	
2003	$ 77,000
2004	80,000
2005	83,000
2006	49,000
Total minimum lease payments	$ 289,000

During fiscal 2002 and 2001, the Company incurred approximately $87,000 and $79,000, respectively, related to this lease, of which approximately $44,000 and $39,000 has been classified as a component of cost of sales in the accompanying statements of operations.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Royalty and Licensing Agreements

The Company is a party to a royalty agreement that requires it to pay royalties of 25% of sales of a select hardware product and 50% of sales of a select software product, as defined. The Company is also a party to another royalty agreement that requires it to pay royalties of 50% of the gross profit earned by the Company on sales of certain hardware products, as defined.

During 1997, the Company entered into two software licensing agreements. The licensed software will be used with various products that the Company manufactures and distributes. One of the agreements provides for a one-time licensing fee and the other agreement provides for a fixed fee on each unit of software sold.

During fiscal 2002 and 2001, total royalty and licensing expense for the royalty and licensing agreements mentioned herein totaled approximately $16,000 and $19,900, respectively.

NOTE 8 - BASIC AND DILUTED EARNINGS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations:

	2002	2001
Numerator for basic and diluted earnings per share:		
Net income	$ 207,482	$ 477,687
Denominator for basic and diluted earnings per share:		
Weighted average shares (basic)	1,435,627	1,418,400
Common stock equivalents	274,919	112,394
Weighted average shares (dilutive)	1,710,546	1,530,794
Net income available to common shareholders per common share:		
Basic	$ 0.14	$ 0.34
Diluted	$ 0.12	$ 0.31

CORPORATE DIRECTORY

DIRECTORS

Robert Anslow
Chairman of the Board

Michael Horan
President, Chief Executive Officer
and Director

Eileen DeSwert
Secretary, Vice President
and Director

Harry Cavanaugh
Director

Costis Toregas
Director

Richard Jackson
Director

Charles Spear
Director

H. Richard Anderson
Director

CORPORATE OFFICERS

Michael Horan
President and Chief Executive Officer

Eileen DeSwert
Secretary, Vice President

Belen Ramos
Chief Financial Officer

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer
& Trust Company
17 Battery Place
New York, NY 10004

SYMBOL: DYTM

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at the Corporate Office at 23263 Madero Suite C, Mission Viejo, CA 92691 at 10:00 a.m., Friday, September 27, 2002. Stockholders of record on September 3, 2002 will be entitled to vote at this meeting.

LEGAL COUNSEL

Higham, McConnell & Dunning LLP
28202 Cabot Road, Suite 450
Laguna Niguel, CA 92677-1250

INDEPENDENT AUDITORS

Squar, Milner, Reehl & Williamson,LLP
4100 Newport Place
Third Floor
Newport Beach, CA 92660

CORPORATE OFFICE

DYNATEM, INC.
23263 Madero, Suite C
Mission Viejo, CA 92691
(949)855-3235; 1-800-543-3830
www.dynatem.com

23263 Madero, Suite C
Mission Viejo, CA 92691